SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                    (X) ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission File Number [000-19392]

            A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  DIANON Systems, Inc. 401(k) Retirement Plan
                  200 Watson Boulevard
                  Stratford, CT  06615

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  DIANON Systems, Inc.
                  200 Watson Boulevard
                  Stratford, CT  06615

                  Merrill Lynch and Company
                  World Financial Center
                  250 Vesey St.
                  Manhattan, NY  10281-1306

DIANON SYSTEMS, INC.
401(K) RETIREMENT PLAN

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

EIN  #06-1128081
Plan #001

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Index to Financial Statements and Schedule



                                                                            Page
                                                                            ----

Report of Independent Public Accountants                                      2

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 31, 2000    3
     and 1999

   Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2000                                                  4

Notes to Financial Statements                                              5-10

Supplemental Schedule:

   Schedule I - Schedule of Assets Held at End of Year                       11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
DIANON Systems, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the DIANON Systems, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, Connecticut
June 15, 2001

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2000 and 1999




                                                        2000             1999
                                                     -----------      ----------

Investments, at fair value                          $10,305,917       $8,225,041

RECEIVABLES:

  Company contributions                                  12,157            3,577

  Employee contributions                                 42,826           32,431

  Accrued income                                          5,620            3,413
                                                     -----------      ----------
           Total receivables                             60,603           39,421
                                                     -----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                    $10,366,520      $8,264,462
                                                     -----------      ----------



The accompanying notes to financial statements are an integral part of these statements.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000




ADDITIONS:
----------
Investment income:

  Interest and dividend income                                        $ 427,840
  Net realized and unrealized loss on investments                       (86,779)
                                                                    ------------
           Total investment income                                      341,061
                                                                    ------------
Contributions:
  Employer                                                              584,737
  Employee                                                            2,072,641
                                                                    ------------
           Total contributions                                        2,657,378
                                                                    ------------
  Other                                                                 (57,844)
                                                                    ------------
           Total additions                                            2,940,595
                                                                    ------------
DEDUCTIONS:
----------
Distributions to participants                                          (817,667)
Administrative expenses                                                  (1,700)
Other                                                                   (19,170)
                                                                    ------------
           Total deductions                                            (838,537)
                                                                    ------------
Net increase                                                          2,102,058

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of year                                                  8,264,462
                                                                    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   end of year                                                      $10,366,520
                                                                    ============


The accompanying notes to financial statements are an integral part of this statement.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




1. DESCRIPTION OF PLAN
   -------------------

The following brief description of the DIANON Systems, Inc. 401(k) Retirement Plan (the "Plan") for employees of DIANON Systems, Inc. ("DIANON" or the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan.

General
-------

The Plan is a voluntary defined contribution plan, which became effective January 1, 1991. Effective October 1, 1997, the Plan was amended for eligibility requirements to allow substantially all employees of the Company who have completed three months of service to participate in the Plan. Employees become eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is administered under a Plan and Trust Agreement. Merrill Lynch Trust is the trustee of the Plan. Merrill Lynch serves as custodian of the Plan and maintains and administers the Plan's investment assets for the benefit of participants.

Employee Contributions
----------------------

Eligible employees may elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 17% of compensation. Employee contributions can be invested in any combination of the following investments: The Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust, Massachusetts Investors Trust, John Hancock Sovereign Investors Fund, Merrill Lynch Balanced Capital Fund, MFS Emerging Growth Fund, Merrill Lynch Global Allocation Fund, Merrill Lynch Growth Fund and DIANON Systems, Inc. common stock. Employees may change their contribution percentage and investment allocations or make transfers between investment accounts via a voice response system on a daily basis.

Employer Contributions
----------------------

The Company contributes an amount determined each year by the Board of Directors. If the Company makes matching contributions, such contributions are equal to 50% of each participant's elective deferrals, not to exceed 3% of the participant's annual compensation.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of the Company contribution and plan earnings. Allocations are based on participant compensation or account balances, as defined.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




Vesting
-------

Participants are 100% vested in their contributions. Vesting of the employer contribution is based on years of service and is summarized as follows:

          Years of          Vesting
          Services        Percentages
        ----------        -----------
        Less than 1            0%
             1                20%
             2                40%
             3                60%
             4                80%
         5 or more           100%

Loans Receivable
----------------

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their accounts. Loans must be repaid with one percent over the current prime interest rate and over no more than 5 years, or up to 30 years, if for the purchase of a primary residence. Interest rates on loans averaged 9.58% during 2000. Principal and interest is paid ratably through bi-weekly payroll deductions.

Participant Forfeitures
-----------------------

Forfeitures from unvested employer contributions will be used to offset the employer contribution or administrative fees for the subsequent year. At December 31, 2000, forfeited nonvested accounts totaled $12,400.

Payment of Benefits
-------------------

On termination of the Plan, or termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




3. INVESTMENT OPTIONS
   ------------------

Investments held in the funds are valued on the basis of quoted market value. Income derived from investments is recognized when earned. However, the historical cost and, therefore the net gain or loss is not disclosed for certain transactions. A description of the Plan's investment options are as follows:

   Merrill Lynch Retirement Preservation Trust
   -------------------------------------------

   The objective of this fund is to provide income while preserving capital and maintaining liquidity. The fund invests in a broadly diversified portfolio of investment contracts offered by major insurance companies and other approved financial institutions and in U.S. government obligations.

   Merrill Lynch Equity Index Trust
   --------------------------------

   The objective of this fund is to produce income and to provide an opportunity for growth of principal consistent with common stock investing.

   Massachusetts Investors Trust
   -----------------------------

   This fund seeks reasonable current income and long-term growth of income and capital by investing primarily in quality stocks representing well-known companies across a wide range of industries.

   John Hancock Sovereign Investors Fund
   -------------------------------------

   This fund seeks long-term growth of capital and income without undue market risks. The fund invests primarily in marketable debt securities.

   Merrill Lynch Balanced Capital Fund
   -----------------------------------

   The objective of this fund is to emphasize total return consistent with prudent risk through a diversified investment in stocks and bonds.

   MFS Emerging Growth Fund
   ------------------------

   The objective of this fund is to seek long-term growth of capital by emphasizing securities of small and medium-size companies in the U.S. and other economies with earnings growth that is expected to accelerate.

   Merrill Lynch Global Allocation Fund
   ------------------------------------

   This fund seeks total return consistent with prudent risk through a diversified investment in both domestic and foreign securities, debt and money market investments issued in at least three countries.

   Merrill Lynch Growth Fund
   -------------------------

   This fund seeks growth of capital by investing primarily in undervalued equity.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




   DIANON Systems, Inc. Common Stock
   ---------------------------------

   The DIANON Systems, Inc. common stock is purchased bi-monthly on the open market at the closing price on the day the broker receives the cash.

   Cash Fund
   ---------

   This is an account that identifies the value of any contributions received but not yet allocated to record or the value of any distributions for which funds were liquidated from record but still remain payable from the trust.

   Loan Fund
   ---------

   This account reflects new loans issued as well as loan repayments.

   Pending Settlement Fund
   -----------------------

   If equities reside in the Plan, this fund accounts for the value of the employer security during the three business day settlement period of Plan level exchange sells and the corresponding exchange purchases.

Expenses of the Plan
--------------------

All administrative expenses of the Plan, with the exception of loan origination fees, are paid by the Company.


Payment of Benefits
-------------------

Benefits are recorded when paid.

4. INVESTMENTS
   -----------

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                     December    December
                                                     31, 2000    31, 1999
                                                    ---------   ----------
     Merrill Lynch Retirement Preservation Trust    $1,617,858  $1,377,474
     Merrill Lynch Equity Index Trust                2,628,269   2,489,144
     Mass Investors Trust                            1,744,614   1,782,343
     MFS Emerging Growth Fund                        1,367,265   1,179,179
     DIANON Systems, Inc. Common Stock               1,328,811      -

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($86,779) as follows:

                                                     December 31,
                                                        2000
                                                     ------------

      Merrill Lynch Equity Index Trust               $   (259,897)
      Mass Investors Trust                                (81,418)
      John Hancock Sovereign Investors                     13,758
      Merrill Lynch Bal Capital Fund                      (14,682)
      MFS Emerging Growth                                (582,142)
      Merrill Lynch Global Allocation Fund                (13,322)
      Merrill Lynch Growth Fund                           (98,436)
      DIANON Systems, Inc. Common Stock                   949,360
                                                     ------------
                                                     $    (86,779)


5. NONPARTICIPANT-DIRECTED INVESTMENTS
   -----------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     December     December
                                                     31, 2000     31, 1999
                                                     ---------    --------
      Net Assets:
        Pending Settlement Fund                      $  42,395    $  5,915
      Changes in Net Assets:
        Interfund Transfers In                         659,110       5,915
        Interfund Transfers Out                       (622,630)        -
                                                     ---------    --------
                                                     $  36,480    $  5,915

6. PLAN TERMINATION
   ----------------

Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the terms of ERISA. Upon termination, the accounts of all participants would become fully vested and Plan assets would be allocated to the participants of the Plan as specified in the Plan agreement.

7. PARTY-IN-INTEREST TRANSACTIONS
   ------------------------------

Certain Plan investments are shares of DIANON Systems, Inc.'s common stock and shares of funds managed by Merrill Lynch Trust Services. DIANON Systems, Inc. is the plan sponsor, and Merrill Lynch Trust Services is the custodian as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2000




8. TAX STATUS
   ----------

The Plan received a favorable tax determination letter from the Internal Revenue Service dated June 14, 1995 stating that the Plan is in compliance with the requirements for a qualified plan under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. Effective January 1, 1998, the Plan was amended for eligibility requirements, but maintained its tax exempt status. However, the Plan has not received an updated determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

9. RECENT ACCOUNTING PRONOUNCEMENTS
   --------------------------------

In September 1999, the Financial Accounting Standards Board cleared for adoption, Statement of Position ("SOP") 99-3, "Accounting for and Reporting Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". This SOP eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-related investments in the statement of net assets available for benefits; it eliminates the requirement for a defined contribution plan to disclose participant directed investment programs and eliminates the requirement to disclose the total number of units and the net asset value per unit during the period, and at the end of the period, by defined contribution pension plans that assign units to participants; it requires a defined contribution plan to identify non-participant-directed investments that represent 5% or more of net assets available for benefits; and it eliminates the requirement for defined contribution plans, including both health and welfare benefit plans and pension plans, to disclose benefit-responsive investments contracts by investment fund option. This SOP is effective for plan years ending after December 15, 1999 and has been adopted by the Company.

                                                                      Schedule I

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Schedule of Assets Held at End of Year

EIN #06-1128081
Plan #001




            Identity                                                                          Current
            of Issue                  Description of Investment                    Cost        Value
  ----------------------------   -------------------------------------------    ----------   -----------

* Merrill Lynch Trust Services   Merrill Lynch Retirement Preservation Trust    $1,617,858   $ 1,617,858

* Merrill Lynch Trust Services   Merrill Lynch Equity Index Trust                2,373,452     2,628,269

* Merrill Lynch Trust Services   Massachusetts Investors Trust                   1,696,853     1,744,614

* Merrill Lynch Trust Services   John Hancock Sovereign Investors Fund             451,588       447,006

* Merrill Lynch Trust Services   Merrill Lynch Capital Fund                        320,340       293,997

* Merrill Lynch Trust Services   MFS Emerging Growth Fund                        1,576,269     1,367,265

* Merrill Lynch Trust Services   Merrill Lynch Global Allocation Fund              228,426       213,630

* Merrill Lynch Trust Services   Merrill Lynch Growth Fund                         388,594       321,151

* DIANON Systems, Inc. Stock     DIANON Systems, Inc. Common Stock                 591,103     1,328,811

* Participant Loans              Loan Fund **                                      273,173       273,173

* Merrill Lynch Trust Services   Cash Fund                                          27,748        27,748

* Merrill Lynch Trust Services   Pending Settlement                                 42,395        42,395
                                                                                ----------   -----------
                                                                                $9,587,799   $10,305,917
                                                                                ==========   ===========


*   Denotes a party-in-interest.
**  Interest rates on loans ranged from 8% to 10%
*** Non Participant Directed

The accompanying notes to financial statements are an integral part of this schedule.

                                    EXHIBITS

                       23.1 Consent of Arthur Andersen LLP

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DIANON Systems, Inc.
                                       401(k) Retirement Plan



                                       By:  /s/  David R. Schreiber
                                          --------------------------------------
                                          David R. Schreiber


Date: June 27, 2001